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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49621

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/2019   AND ENDING   12/31/2019
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamilton Miller Investments, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6860 S. Yosemite Court, Suite 2000
(No. and Street)

Centennial   CO   80112
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Hamilton   (720) 221-9411
                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Summit LLC
(Name – if individual, state last, first, middle name)

999 18th Street, Suite 3000   Denver   CO   80202
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB

OATH OR AFFIRMATION

I, _____Steve Hamilton_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Hamilton Miller Investments, LLC_____, as of _____December 31___, 20_19___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____Principal_____
Title

_____
Notary Public

> LAURA MARZIANO
> Notary Public
> State of Colorado
> Notary ID # 20104007321
> My Commission Expires 03-02-2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HAMILTON MILLER INVESTMENTS, LLC

Financial Statements
For the Year Ending December 31, 2019
In accordance with Rule 17A-5(d)



Summit LLC
Certified Public Accountants

HAMILTON MILLER INVESTMENTS, LLC

TABLE OF CONTENTS



Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

INDEPENDENT AUDITOR'S REPORT

To The Members of
Hamilton Miller Investments, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hamilton Miller Investments, LLC as of December 31, 2019, the related statements of income and loss, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hamilton Miller Investments, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hamilton Miller Investments, LLC's management. Our responsibility is to express an opinion on Hamilton Miller Investments, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hamilton Miller Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed below has been subjected to audit procedures performed in conjunction with the audit of Hamilton Miller Investments, LLC's financial statements.

- Schedule I, Computation of Net Capital Under SEC Rule 15c3-1.

- Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption).

- Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption).

The supplemental information is the responsibility of Hamilton Miller Investments, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed above is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Hamilton Miller Investments, LLC's auditor since 2015.

Summit LLC
Denver, Colorado
February 10, 2020

HAMILTON MILLER INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	283,362
Commissions receivable		936,948
Securities owned		26
Other assets		630
Total assets	**$**	**1,220,966**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Commissions payable	$	646,625
Due to Parent (Note 3)		25,836
Total liabilities		672,461

COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)

MEMBER'S EQUITY (Note 2)		548,505
Total liabilities and member's equity	**$**	**1,220,966**

The accompanying notes are an integral part of this statement.   4

REVENUE:

Commissions and fees	$ 1,046,686
Unrealized gain/loss on securities positions	6,674
Other income	38
Total revenue	1,053,398

EXPENSES:

Management fee (Note 3)	1,535,198
Finders' fees expense (Note 3)	(119,645)
General and administrative expenses	12,680
Total expenses	1,428,233

NET LOSS	$ (374,835)

HAMILTON MILLER INVESTMENTS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2019

BALANCE, December 31, 2018	$	923,339
Net Loss		(374,835)
BALANCE, December 31, 2019	$	548,505

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:

Net loss	$	(374,835)
Adjustments to reconcile net income to cash provided by operating activities:		
Decrease in commissions receivable		460,489
Decrease in securities owned		14,804
Decrease in other assets		313
Decrease in commissions payable		(119,645)
Decrease in due to parent		(2,722)
NET DECREASE IN CASH		(21,598)
CASH, at beginning of year		304,959
CASH, at end of year	$	283,362

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Hamilton Miller Investments, LLC (the "Company") is a Delaware limited liability company organized on March 4, 1998. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. In this capacity, the Company participates in private placements of capital into various limited partnerships and other investment vehicles and directs trading to other broker-dealers. The Company's sole member is Hamilton Miller, LLC (the "Parent"). The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition

The Company's primary sources of revenue are fees and commissions earned from various limited partnerships and other investment vehicles. These fees represent a portion of the management and performance fees charged by the managers of these entities. The Company records these fees when earned.

Income Taxes

The Company made an election to be taxed as a limited liability company under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements except for state franchise taxes and fees. All income and expenses are reported by the Company's members on their respective tax returns.

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 740-10, *Accounting for Uncertainty in Income Taxes.* FASB ASC Topic 740-10 establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company's returns from 2015 to 2019 are subject to review by the Internal Revenue Service.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers investments with maturities less than three months to be cash equivalents.

NOTE 1 -   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement

The Company follows ASC 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The Company does not hold any positions besides cash as of December 31, 2019.

NOTE 2 -   NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under provision. At December 31, 2019, the Company had net capital and net capital requirements of $257,552 and $44,831 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.61 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 -   RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its Parent in which the Company pays all expenses related to the use of the Parent's facility, employees and other operating expenses directly allocable to the Company. For the year ended December 31, 2019, the Company incurred $1,535,198 to its Parent in connection with the expense sharing agreement. Included in this amount is $989,412 for salaries and wages and $7,800 in rent expense. The Parent leases office space on a yearly basis with 30 days written notice of termination. At December 31, 2019, the Company has a payable to its Parent of $25,836. The credit of ($119,645) on the income statement is a result of the accrual fluctuation throughout the year of what is owed to our registered representatives.

NOTE 4 -   FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company introduces client accounts to unrelated investment managers. The Company does not take discretionary control over any account. The Company receives a portion of the fees generated by the investment managers. The Company bears the risk of financial failure of these investment managers. If the investment managers should cease doing business, the amounts due from these investment managers could be subject to forfeiture.

The Company is subject to litigation and claims arising in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, the results of such pending litigation and claims will not have a material effect on the results of operations, the financial position, or the cash flows of the Company.

NOTE 5 -   SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

HAMILTON MILLER INVESTMENTS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM
NET CAPITAL RULE 15c3-1
DECEMBER 31, 2019

CREDIT:
Member's equity $ 548,505

DEBITS:
Nonallowable assets:
Commissions receivable   290,323
Other assets   630

Total debits   290,953

NET CAPITAL BEFORE HAIRCUTS   257,552

Haircuts on securities positions   4

NET CAPITAL   257,548

Minimum requirements of 6-2/3% of aggregate indebtedness of
$672,461 or $5,000, whichever is greater   44,831

Excess net capital $ 212,717

AGGREGATE INDEBTEDNESS:
Commissions payable $ 646,625
Due to Parent   25,836

Total aggregate indebtedness $ 672,461

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   2.61 to 1

NOTE: There are no material differences between the above computation of net capital
           and the corresponding computation as submitted by the Company with the
           unaudited Form X-17A-5 as of December 31, 2019.

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Members of
Hamilton Miller Investments, LLC

We have reviewed management's statements, as of and for the year ending December 31, 2019, included in the accompanying Exemption Report, in which (1) Hamilton Miller Investments, LLC's identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hamilton Miller Investments, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof and (2) Hamilton Miller Investments, LLC stated that Hamilton Miller Investments, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Hamilton Miller Investments, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hamilton Miller Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Denver, Colorado
February 10, 2020

13

HAMILTON MILLER INVESTMENTS, LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2019

To the best knowledge and belief of Hamilton Miller Investments, LLC:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2019.

_____
Signature

Financial and Operations Principal
Title



Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

INDEPENDENT ACCOUNTANT'S REPORT

To the Members of Hamilton Miller Investments, LLC
6860 S. Yosemite Court, Suite 2000
Centennial, CO 80112

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Hamilton Miller Investments, LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Summit llc

Denver, Colorado
February 10, 2020

HAMILTON MILLER INVESTMENTS, LLC

SIPC ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
DECEMBER 31, 2019

General assessment per Form SIPC-7, including interest	$ 1,535
Less: payments made with Form SIPC-6	(767)
Amount paid with Form SIPC-7	$ 768